Exhibit (a)(1)(K)
[FORM OF SUMMARY ADVERTISEMENT]
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 30, 2008, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Class A Common Stock
of
VistaCare, Inc.
at
$8.60 Net Per Share
by
OHC Investment, Inc.
a Wholly-Owned Subsidiary
of
Odyssey HealthCare Holding Company
a Wholly-Owned Subsidiary
of
Odyssey HealthCare, Inc.
     OHC Investment, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Odyssey HealthCare, Inc., a Delaware corporation, offers to purchase all outstanding shares of class A common stock, par value $0.01 per share (the “Shares”), of VistaCare, Inc., a Delaware corporation (the “Company”), at a price of $8.60 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 30, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, the “Offer”).
     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 27, 2008, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 15, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period or the obtainment of any approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     The term “Minimum Condition” is defined in Section 14 (“Certain Conditions to the Offer”) of the Offer to Purchase and generally requires that the number of Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, when taken together with any Shares already owned by Parent, Purchaser or any of their affiliates, represent at least a majority of the total number of outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all Company stock options and other securities convertible into or exercisable or exchangeable for Shares, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Offer is also subject to other important conditions as set forth in the Offer to Purchase.
     The Merger Agreement provides, among other things, that subject to certain conditions, Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation, wholly-owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent or Purchaser or held by the Company or its subsidiaries, which will be cancelled and retired and shall cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)), will be converted into the right to receive $8.60 or any higher price per Share paid in the Offer in cash.
     According to VistaCare’s public filings, the Board of Directors of the Company, upon the unanimous recommendation of the Special Committee of the Board of Directors of the Company, (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, and declared the Merger Agreement advisable, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser and, to the extent required by the DGCL, approve the Merger and adopt the Merger Agreement.
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payment to validly tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates representing such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.
     The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, February 27, 2008 (which is the end of the day on February 27, 2008), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.
     The Merger Agreement provides that Purchaser may (but is not required to) (i) extend the Expiration Date for any period required by any applicable rule or regulation of the Securities and Exchange Commission or The Nasdaq Stock Market, LLC applicable to the Offer, (ii) extend the Expiration Date from time to time if on any then scheduled Expiration Date any of the conditions to Purchaser’s obligation to accept for payment and pay for the Shares are not satisfied or waived by Parent, for such periods for up to 5 business days at a time (or such longer period as shall be approved by the Company) as Purchaser may deem reasonably necessary, but, except as provided in the foregoing clause (i) or clause (iii) below, in no event may the Expiration Date be extended to a date later than the End Date (as defined in the Offer to Purchase), or (iii) extend the Expiration Date beyond the End Date for up to a period not exceeding the 15th business day after the date that either (w) the Company publicly announces the receipt of a Company Acquisition Proposal (as defined in the Offer to Purchase) if such announcement is made less than 10 business days prior to the End Date , (x) the Company publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Company Acquisition Proposal if such reaffirmation or announcement is made less than 10 business days prior to the End Date, (y) the board of directors of the Company withdraws or adversely modifies, makes a public statement or takes a public position inconsistent with the VistaCare Recommendation (as defined in the Offer to Purchase) at any time within 10 business days prior to the End Date, or (z) any notice of Superior Proposal (as defined in the Offer to Purchase) is given by the Company if such notice is received by Parent less than 10 business days prior to the End Date. If Purchaser accepts Shares for payment in the Offer but Purchaser does not acquire a sufficient number of Shares to enable the Merger to be consummated without the approval of the stockholders of the Company, Purchaser may provide a subsequent offering period for a number of days determined by Purchaser not fewer than 3 and no more than 20 business days.
     Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during the subsequent offering period. Shares tendered pursuant to the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 30, 2008. If the initial offering period has expired and Purchaser elects to provide a subsequent offering period, Shares tendered during the subsequent offering period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad -15 of the Securities Exchange Act of 1934. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding on all parties.
     The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
     Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
Stockholders and All Others Call Toll-Free: (800) 431-9645
January 30, 2008